EXHIBIT 21.1

FTC SOLAR, INC

Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
FTC Capital, LLC	Delaware, United States
FTC Solar Australia PTY LTD	Australia
FTC Solar India Private Limited	India
FTC Solar Singapore Private Limited	Singapore
FTC Solar South Africa (PYT) LTD	South Africa